Exhibit 3.3   Articles of Amendment
                                       Of
                            American Industries, Inc.

KNOW ALL MEN BY THESE PRESENTS:

That on January 28, 2002, the shareholders of American Industries, Inc. a corporation organized under and by virtue of the laws of the State of Utah, at a special meeting of the shareholders duly called for the purpose, adopted a resolution to amend the "Article IV - Shares" of the Articles of Incorporation of American Industries, Inc. , to read as follows:

Article IV  Shares

         That aggregate number of shares which the corporation shall have authority to issue is Two Hundred and Fifty Million (250,000,000) shares of common stock, having a par value of one-tenth of one percent (0.001) per share. All voting rights of the corporation shall be exercised by the holders of the common stock, with each share of common stock being entitled to one vote. All shares of common stock shall have equal rights in the event of dissolution or final liquidation. There shall be no other classes of stock than common stock.

On January 28, 2002. the date of the special meeting of shareholders, there was only one class of stock (i.e.: common stock). Of which there were 7,248,174 shares issued, outstanding and entitled to vote on the amendment. Of those shares, there were 4,835,633 shares in attendance or validly represented at the meeting, 4,817,201 shares voted in favor of the amendment and 18,432 shares voted against the amendment, which was a sufficient number for the approval of the amendment by the shareholders.

Date this 7th day of February, 2002

Attest:                                /s/ Charles W. Goff
                                       --------------------------------
                                       Charles W. Goff, President

/s/ Gloris P. Goff
-------------------------
Gloris P. Goff, Secretary



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